


U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
AUG 1 2 2002
WASH, D.C.
154
SECTION

For the Month of **August 2002**

MFC BANCORP LTD.
(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

MFC BANCORP LTD.
Floor 21, Milleneum Tower
Handelskai 94–96, A-1200
Vienna, Austria

Tel: 011 (43) 1240 250
Fax: 011 (43) 1240 25255

August 9, 2002

British Columbia Securities Commission
Alberta Securities Commission

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: Report Pursuant to Section 111 of the *Securities Act* (British Columbia) and Section 176 of the *Securities Act* (Alberta)

MFC Bancorp Ltd. (the "Corporation"), acquired for nominal consideration, by way of private agreement, 55,210,984 common shares (the "Common Shares") in the capital of Banff Resources Ltd. ("Banff") representing approximately 85.3% of the issued and outstanding Common Shares. As a result the Corporation owns, or has control or direction over, an aggregate of 55,210,984 of Banff's outstanding Common Shares. All of the Common Shares were acquired from Newmont LaSource S.A.S., a wholly-owned subsidiary of Newmont Australia Limited ("Newmont"). In addition, certain shareholder loans to Banff from Newmont were also acquired by the Corporation.

The Corporation currently does not plan to acquire any further share of Banff at this time.

Yours truly,

MFC Bancorp Ltd.

"Roy Zanatta"
Secretary



MFC BANCORP LTD
News Release

FOR RELEASE AUGUST 8, 2002 AT 4:00PM PST

Contact: Allen & Caron Inc
Rob Weir (investors)
(212) 691-8087
robw@allencaron.com
or
Kari Rinkeviczie (media)
(630) 428-9946
kari@allencaron.com

MFC Bancorp Ltd.
Rene Randall
(604) 683-8286
rrandall@bmgmt.com

MFC BANCORP LTD. ANNOUNCES ACQUISITION OF BANFF RESOURCES

NEW YORK CITY, (August 8, 2002) - - - MFC Bancorp Ltd. (the "Corporation") (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) today announced that the Corporation acquired for nominal consideration, by way of private agreement, 55,210,984 common shares (the "Common Shares") in the capital of Banff Resources Ltd. ("Banff") representing approximately 85.3% of the issued and outstanding Common Shares. The Company currently does not plan to acquire any further shares of Banff at this time.

Banff is the majority shareholder of the Kasese Cobalt Company Limited ("KCCL"), a cobalt refinery located in Southwest Uganda. MFC will work with the Government of Uganda to rationalize the assets of KCCL.

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specialising in merchant banking internationally. To obtain further information on the Company, please visit its web site at http://www.mfcbancorp.com

Certain statements included herein are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Management of MFC cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of MFC to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by MFC with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**



By

ROY ZANATTA, DIRECTOR

Date August 8, 2002